SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

/X/ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2007

Or

/ / Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

for the transition period from ______ to ________

Commission file number 000-25867

A. Full title of the plan and the address of the plan, if different from that of the issuer named below.

West Coast Bancorp
401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

West Coast Bancorp
5335 Meadows Road – Suite 201
Lake Oswego, Oregon 97035

WEST COAST BANCORP 401(K) PLAN

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2007 AND 2006:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4–8

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2007 —

Form 5500, Schedule H, Line 4i — Schedule of Assets Held (at End of Year)	10

NOTE:	Other supplemental schedules are omitted because of the absence of the conditions under which they are required

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee and Participants of
West Coast Bancorp 401(k) Plan
Lake Oswego, Oregon

We have audited the accompanying statements of net assets available for benefits of the West Coast Bancorp 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Portland, Oregon
June 27, 2008

WEST COAST BANCORP 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:
Cash	$10,126	$10,804

Investments at fair value:
Mutual funds	21,242,130	17,900,016
Employer common stock	2,883,168	5,325,150
Money market funds	4,481,204	3,490,485
Participant loans	669,491	624,407

Total investments	29,286,119	27,350,862

RECEIVABLES — Employer contributions	903,524	831,438

NET ASSETS AVAILABLE FOR BENEFITS	$30,189,643	$28,182,300

See notes to financial statements.

WEST COAST BANCORP 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
ADDITIONS TO NET ASSETS:
Investment (loss) income:
Interest and dividends	$2,646,708	$1,790,510
Net (depreciation) appreciation in fair value of investments	(2,813,015)	1,850,774

Net investment (loss) income	(166,307)	3,641,284

Contributions:
Employer matching contributions	977,578	908,996
Employer supplemental contributions	5,637	13,530
Participant contributions	2,866,900	2,541,206
Employee rollover contributions	200,596	70,980

Total contributions	4,050,711	3,534,712

Total additions to net assets	3,884,404	7,175,996

DEDUCTIONS:
Benefits paid to participants	1,877,061	1,706,831
Administrative expenses		450

Total deductions	1,877,061	1,707,281

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	2,007,343	5,468,715

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	28,182,300	22,713,585

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$30,189,643	$28,182,300

See notes to financial statements.

WEST COAST BANCORP 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

1.	DESCRIPTION OF THE PLAN

The following description of the West Coast Bancorp 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information regarding amount and type of benefits, vesting, and other provisions of the Plan.

General — The Plan is a defined contribution plan covering all eligible employees of West Coast Bancorp and its wholly-owned subsidiaries (the “Company”), except those covered by collective bargaining agreements. Employees are eligible to participate in the Plan when they have been employed for three months, and reached 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan Administrator is a committee appointed by the Board of Directors of West Coast Bancorp. West Coast Trust Company, a subsidiary of the Company, is the trustee of the Plan. Effective February 25, 2006, the Plan changed its record keeper from Federated Investors to Great West Retirement Services. Furthermore, effective April 1, 2006, the Plan changed its asset custodian from West Coast Trust Company to Great West Retirement Services.

Contributions — In each plan year, the Company may contribute a matching contribution equal to a percentage of each participant’s elective deferral contributions for that year. The Company may also make supplemental and discretionary profit sharing contributions. Supplemental and discretionary contributions are allocated to the participants’ accounts on a pro-rata basis based on eligible compensation. Company contributions can be invested in any of the Plan’s investment options.

Participants may voluntarily contribute between 1% and 100% of their total compensation as a salary reduction each year that they are a plan participant. The actual amount of their compensation that can be deferred each year is subject to limits imposed by the Internal Revenue Code (the “Code”), which was $15,500 and $15,000 for 2007 and 2006, respectively. Participants over the age of 55 are entitled to a catch up contribution to the Plan based on the Code.

Effective October 1, 2006, the entity implemented a Roth 401(k) feature available to all participants of the Plan. Contribution limits were all subject to the same standards as the standard 401(k) feature. Participants are able to invest in both 401(k) features at the same time and the entity’s matching contribution is based on total contributions to both features. Total contributions to the Roth 401(k) feature for the years ended December 31, 2007 and 2006 were $26,803 and $7,148, respectively.

Participant Accounts — A separate account is maintained for each participant, which is credited with the participant’s contribution, the allocation of the Company’s contribution, as determined above, and an allocation of investment earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants are fully vested in their salary reduction contributions, rollovers, and related earnings at all times.

Participants vest in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings or losses thereon based on years of continuous service as follows:

Vesting
Years of Service	Percentage
Less than 1	-%
1	20%
2	40%
3	60%
4	80%
5	100%

Forfeitures — Forfeitures of terminated participants’ nonvested account balances are used to reduce the Company’s matching contributions for the plan year in which the forfeiture occurs or to restore previously forfeited amounts.

Participant Loans — Participants may borrow from their fund accounts a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans Fund. Loan terms range from 1–5 years or more if for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates (prime rate) determined as market conditions warrant by the Plan Administrator. Interest rates ranged from 6.0% to 10.25% at December 31, 2007. Principal and interest is paid ratably through semi-monthly payroll deductions.

Payment of Benefits — The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. On termination of service due to normal retirement, death or disability, the participant’s account balance will be deemed fully vested. Normal retirement is the participant’s 65th birthday. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

Investment Options — Upon enrollment in the Plan, contributions are participant-directed into the following investment options:

                 Federated Investors:

                   Federated Government Obligations Fund (available November 30, 2007)
                   Federated High Income Bond Fund
                   Federated Kaufmann Fund
                   Federated Max-Cap Fund
                   Federated Prime Obligations Fund (through November 30, 2007)
                   Federated Stock and Bond Fund
                   Federated Stock Trust (through December 14, 2007)
                   Federated Total Return Bond Fund

                 Other Investment Options:

                   American Century Strategic Allocations Conservative Fund
                   American Century Strategic Allocations Moderate Fund
                   American Funds Growth Fund of America
                   American Funds Euro Pacific Growth Fund
                   Baron Growth
                   Managers AMG Systematic Value Fund (available December 14, 2007)
                   West Coast Bancorp Common Stock

Participants may change their investment options and direct transfers between investment accounts at any time.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition — The Plan’s investments in mutual funds and employer common stock are stated at fair value, which is based upon quoted market prices. Money market funds are valued at cost plus reinvested interest. Participant loans are valued at net amortized cost, which approximates fair value.

Purchases and sales are accounted for on the trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is reported as earned. Cost of common stock shares sold and cost of mutual fund units sold are determined by the specific identification method.

Administrative Expenses — The Company may pay all expenses of administering the Plan including, but not limited to, the trustee’s or custodian’s fees, attorney fees, and expenses incurred by persons or entities to whom fiduciary duties have been delegated. If these expenses are not paid by the Company, there shall be a lien against and paid from the Plan, except for the items the payment of which would constitute a prohibited transaction.

Income Tax Status — The Plan received a favorable determination letter from the Internal Revenue Service effective October 2002. The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

Concentration of Risk — The Plan’s assets consist primarily of financial instruments including cash, money market funds, West Coast Bancorp common stock, and mutual funds. The financial instruments may subject the Plan to concentrations of risk, as from time to time, cash balances exceed amounts insured by the Federal Deposit Insurance Corporation; investments in West Coast Bancorp common stock and mutual funds are subject to changes in market values.

New Accounting Pronouncements — In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to reporting periods beginning after November 15, 2007. The Plan does not expect the adoption of SFAS 157 to have a material impact on its financial statements.

3.	EMPLOYER CONTRIBUTIONS

For the years ended December 31, 2007 and 2006, the Company made matching contributions of $977,578 and $908,996, respectively. The Company did not make a profit sharing contribution in fiscal years 2007 and 2006.

4.	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of investment funds managed by Federated Investors as of and for the year ended December 31, 2006. Federated Investors was the record keeper of the Plan through February 25, 2006; therefore, these transactions qualify as party-in-interest.

The Company also provides accounting and administrative services to the Plan at no charge. In addition, the Plan invests in common stock of the Company.

5.	SUMMARY OF INVESTMENTS

	2007		2006
Investments at fair value as determined by quoted market prices:
Mutual Funds:
Federated Stock and Bond Fund	$1,802,755	*	$1,688,006	*
Federated Stock Trust			2,405,734	*
Federated Max-Cap Fund	2,156,501	*	2,108,740	*
Federated Kaufmann Fund	3,763,693	*	2,983,884	*
Federated High Income Bond Fund	501,833		421,251
Federated Total Return Bond Fund	1,553,681	*	1,334,765
American Century Strategic Allocations Conservative Fund	618,007		371,532
American Century Strategic Allocations Moderate Fund	1,682,884	*	1,324,264
American Funds Growth Fund of America	2,564,180	*	2,031,650	*
American Funds Euro Pacific Growth Fund	3,336,823	*	2,406,958	*
Baron Growth	988,416		823,232
Managers AMG Systematic Value Fund	2,273,357	*	-

	21,242,130		17,900,016

Employer Common Stock (West Coast Bancorp Common Stock)	$2,883,168	*	$5,325,150	*

Money Market Funds:
Federated Government Obligations	4,481,204	*	-
Federated Prime Obligations Fund	-		3,490,485	*
Cash	10,126		10,804
Participant loans	669,491		624,407

Total investments	$29,286,119		$27,350,862

* Represents 5% or more of net assets available for benefits at December 31.

The Plan’s investments including investments bought, sold, and held during the year (depreciated) appreciated in value as follows:

	2007	2006
Net change in fair value:
Investments at fair value as determined by quoted market prices:
Mutual funds	$(308,856)	$593,914
West Coast Bancorp Common Stock	(2,504,159)	1,256,860

Total	$(2,813,015)	$1,850,774

* * * * * *

SUPPLEMENTAL SCHEDULE

WEST COAST BANCORP 401(k) PLAN

FORM 5500, SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2007

			(e)
	(b) Identity of Issue	(d)	Current
(a)	(c) Description of Investment	Cost **	Value
	MUTUAL FUNDS:
*	Federated Investors:
	Stock and Bond Fund		$1,802,755
	Max-Cap Fund		2,156,501
	Kaufmann Fund		3,763,693
	High Income Bond Fund		501,833
	Total Return Bond Fund		1,553,681

	Total Federated Mutual Funds		9,778,463

	American Century Strategic Allocations Conservative Fund		618,007
	American Century Strategic Allocations Moderate Fund		1,682,884
	American Funds Growth Fund of America		2,564,180
	American Funds Euro Pacific Growth Fund		3,336,823
	Baron Growth		988,416
	Mangers AMG Systematic Value Fund		2,273,357

	Total Mutual Funds		21,242,130

*	MONEY MARKET FUNDS — Federated Government Obligations Fund		4,481,204

	CASH		10,126

*	EMPLOYER COMMON STOCK — West Coast Bancorp Common Stock		2,883,168

	Participant loans, interest rate 6.00%–10.25%, maturing March 31, 2008 through April 10, 2022		669,491

	TOTAL INVESTMENTS		$29,286,119

*	Party-in-interest
**	Not required for participant-directed investments